SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 18, 2007

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

i-CABLE Communications Limited (“i-CABLE”) is furnishing under cover of Form 6-K the press release issued by i-CABLE on January 18, 2007 regarding the appointment of Mr. William Jut Ho Kwan as a director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
Name:	William Kwan
Title:	Chief Financial Officer

Dated: January 18, 2007

Press Release

FOR IMMEDIATE RELEASE

i-CABLE Appoints Director

(Hong Kong - January 18, 2007) i-CABLE Communications Limited (i-CABLE) announced today that Mr. William Jut Ho Kwan has been appointed a Director of i-CABLE, effective from 1st February, 2007.

Mr. Kwan joined Hong Kong Cable Television Limited (HKC), a wholly-owned subsidiary of i-CABLE, in January 1994. He has been the Chief Financial Officer of i-CABLE since 1st January, 2006. Before that, Mr. Kwan had been Director—Corporate Development of HKC since 2002.

On behalf of the i-CABLE Board, Chairman Mr. Stephen T.H. Ng, welcomed the appointment of Mr. Kwan, adding that Mr. Kwan’s experience and knowledge would contribute greatly to the work of the Board.

For further information, please contact:

Danny Lo

External Affairs Department

Tel: (852) 2112 6916

E-mail: dlo@cabletv.com.hk